Exhibit 2-D

DISTRIBUTED GENERATION SYSTEM UMBRELLA CONTRACT

THAT AMONG THEMSELVES CELEBRATE ALEXANDRIA INDÚSTRIA DE GERADORES S/A AND CONDOMÍNIO SHOPPING DA HABITAÇÃO - CASASHOPPING

By means of this instrument, on the one hand:

(i)	ALEXANDRIA INDÚSTRIA DE GERADORES S/A, a legal entity under private law, registered with CNPJ n° 28.839.121/0001-40, headquartered in the city of Curitiba, State of Paraná, in Campo Comprido neighborhood, at Rua Dep. Heitor Alencar Furtado n° 3350, Sala 161, Brasil, CEP 81.200-528, in this act represented by its president Alexandre Torres Brandão, Brazilian, married, mechanical engineer, holder of identity card RG no. 7059060-3, registered in the CPF/MF under no. 075.081.009-21, herein represented in accordance with its constitutive acts, in accordance with the terms provided for in their respective constitutive acts ("CONTRACTOR")

and on the other hand:

(ii)	CONDOMÍNIO SHOPPING DA HABITAÇÃO - CASASHOPPING, legal entity of private law, registered in CNPJ / MF under no. 29. 273th. 687/0001-10, headquartered at Av. Ayrton Senna, 2150 Bloco K Cobertura, Barra da Tijuca, Rio de Janeiro, RJ, CEP 22.775-900, in accordance with their respective constitutive acts ("CONTRACTING PARTY")

The CONTRACTING PARTY and the CONTRACTOR hereinafter referred to in isolation as "Party" and, together, as "Parties";

Whereas:

i.	The CONTRACTING PARTY is a condominium of commercial stores and rooms and consumer of electricity through its low voltage (BT) consumer units;

ii.	On this date, the CONTRACTING PARTY and the CONTRACTOR also enter into a Contract for the Rental of Property and Equipment of Distributed Generation Systems ("DGS"),DGS as a copy of Annex I, which will be used for the provision of power generating plants with distributed generation ("Contracts for The Rental of Property and Distributed Generation Systems Equipment"), pursuant to Normative Resolution No. 482/2012, and its amendments, issued by the National Electric Energy Agency - ANEEL ("ANEEL" and "Normative Resolution ANEEL no. 482/2012");

iii.	The CONTRACTING PARTY and the CONTRACTOR also enter into, on this date, for the operation and maintenance of the DGS, Operation and Maintenance Contract of the DGS ("Contract of Operation and Maintenance of the DGS"), as a copy of Annex I, (which, together with the Contract for the Rental of Property and Equipment of Distributed Generation Systems, are now referred to as "ProjectContracts");

iv.	The CONTRACTOR undertakes that by the 6th(sixth)) month from the date of signing this contract the plant that will meet the consumption of the CONTRACTING PARTY will be in full operation, with an injection capacity of 100% of the CONTRACTOR power (including the connection with the distributor); º (

v.	The CONTRACTING PARTY will be the legitimate owner and holder of the goods, land and facilities necessary for the provision of DGS, having an understanding about the form of electricity compensation provided for in ANEEL Normative Resolution No. 482/2012, as well as the formation of prices in the captive energy market, comprising the proposed business model;

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vi.	The CONTRACTOR has full technical and regulatory knowledge for the (i) availability of DGS; (ii) operation of the DGS; and (iii) electricity compensation in order to ensure the efficiency of the Projects and maximize the economic benefit desired by the CONTRACTING PARTY, assuming all obligations and responsibilities for the implementation of the Projects under this Agreement;

vii.	The Parties wish to establish the general rules applicable to project agreements;

The Parties shall, by mutual agreement, conclude this distributed generation system umbrella agreement (hereinafter "Contract"), which shall be governed by thefollowing clauses and conditions:

1. INTERPRETATION

1.1.	The following annexes, duly initialled by the Parties, are part of this Agreement:

Annex I - Relationship and Copy of the contracts that are part of the Distributed Generation Projects;

Annex II - Reference list of Consumer Units; and

Annex III - Communication on the Availability of DGS;

1.2. The references and definitions contained in this Agreement shall apply to the terms set forth herein, regardless of the gender or number in which they are employed.

1.2.1.	Unless otherwise expressly set forth in this Agreement, references to Clauses or Attachments apply to Clauses and Attachments to this Agreement.

In the event of disagreements between the Attachments and this Agreement, the terms and conditions of this Agreement shall prevail.

2.	Object

2.1. The purpose of this Agreement is to define the complementary obligations and obligations of the Parties under the Project Contracts, for the purpose of operationalizing the Electric Energy Compensation System, provided for in ANEEL Normative Resolution No.: 482/2012.

2.2. In the event of a conflict between the provisions of this Agreement and any provision of the Project Agreements set out in Annex I, the Parties expressly and irrevocably agree that the provisions of this Agreement shall prevail and shall be respected and complied with by the parties.

2.2.1.	Similarly, if there is a gap or omission in the contracts set out in Annex I, the issues resolved on the basis of the provisions of this Agreement shall be the

3.	TERM OF VALIDITY

3.1. This Agreement shall remain valid until the last of the Project Agreements is resolved.

3.2. The Project Agreements enter into force on their respective signing dates for a period of 120 (one hundred and twenty months) from the start date of the credit clearing.

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4.	REMUNERATION OF DISTRIBUTED GENERATION PROJECTS

4.1. The sum of the monthly amounts due due under the Project Contracts (hereinafter referred to as “Global Value") shall guarantee the CONTRACTING PARTY a maximum payment equivalent to 70% (seventy percent) of its cost if its Consumer Units were purchasing all of its energy from the local Distributor in the CONVENTIONAL BT/B3 class considering the rates in force without the inclusion of taxes, which is considered the minimum benefit ("Minimum Benefit"). For the calculation of the maximum payment, the following item must be included: (i) the cost of cusd and CCER from which the DGS is installed, according to the rates in force for the locality of each Consumer Unit. Not included (i) benefit of PIS /COFINS and ICMS caused by the confaz agreement 016/2015 or another that replaces it and (ii) cost of energy demand before the local Energy Distributor. The Minimum Benefit described herein will be checked monthly.

4.2. If the monthly calculation is verified that the Minimum Benefit has not been reached, the deficit to achieve the Minimum Benefit should be applied as a discount in the O&M contract in the same calculation period. If this is not enough, the CONTRACTING PARTY may request, at his discretion, a proportional discount on each of the Contracts for the Leasing of Distributed Generation Systems of the DGS, in the subsequent calculation period.

5.	OBLIGATIONS OF THE PARTIES

5.1. Without prejudice to the other obligations set forth in this Agreement, the CONTRACTOR's obligations are:

(a) Fully comply with the obligations provided for in the Project Contracts;

(b) Check, monthly, the achievement of the Minimum Benefit and, if this has not been achieved, apply the relevant monthly discounts in favor of the CONTRACTING PARTY, including that provided for in Clause 4.2, provided that the obligation of the CONTRACTING PARTY contained in Clause 5.2(b) below is observed;

(c) Observe the Code of Ethics of the CONTRACTING PARTY, as established in the Project Contracts;

(d) Operate as a complete and independent organization of the CONTRACTING PARTY, providing all material, labor, tools, equipment and transport necessary for the performance of the obligations covered by this Agreement and in the other Project Contracts;

(e) To be fully responsible, directly or regressively, solely and exclusively, for the employment contracts of its employees, fully paying salaries, labor charges, insurance and social security benefits arising, which affect or that may directly or indirectly affect the cost of labor, also answering for any labor defaults that may incur and /not be accused of solidarity or subsidiarity of the CONTRACTING PARTY, thus not existing any employment link between employees, contractors, contractors and/or subcontractors of the CONTRACTOR and the CONTRACTING PARTY;

(f) Keep updated your registration data with the CONTRACTING PARTY, informing about any and all changes that may occur, mainly bank details, providing such information always in writing, in a document signed by the company's legal representative; CONTRACTOR;

(g) Inform the CONTRACTING PARTY, immediately after the signing of this Agreement, an interlocutor of the CONTRACTOR, who may be contacted by the CONTRACTING PARTY for any matters related to the Project Contracts. The CONTRACTOR may not exchange its interlocutor without previously duly notifying the CONTRACTING PARTY of this fact in writing;

(h) Be responsible for the losses and damages caused to the CONTRACTING PARTY,as established in each of the Project Contracts.

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5.2. The CONTRACTOR also declares to be aware that any fine or indemnification, due by the CONTRACTOR to the CONTRACTING PARTY, may be the subject of compensation and/or discount in payments due by the CONTRACTING PARTY under any of the Project Contracts contained in Annex I.

5.3. The penalties established in the resolution clauses of the Project Contracts do not limit any compensation in a higher amount due to the CONTRACTING PARTY due to the Company's non-compliance with CONTRACTOR its obligations under any of the Project Agreements that cause damage to the CONTRACTING PARTY.

5.4. Without prejudice to the other obligations set forth in this Agreement, the CONTRACTING PARTY 's obligations are:

(a) Comply fully with the obligations provided for in the Project Contracts, in particular with the payments due, on the respective due dates;

(b) Inform the CONTRACTOR, immediately after the signing of this Agreement, an interlocutor of the CONTRACTING PARTY, who may be contacted by the CONTRACTOR for any matters related to the Contract, updating the information when necessary.

6.	THE VALIDITY AND EXTINCTION

6.1. The Project Agreements will be managed jointly with respect to the term of validity and termination, as set out below.

6.2. Validity. The term of the Contracts of Distributed Generation Projects (related to each of the concessionaires) will be 120 (one hundred and twenty) months and will begin after the beginning of the compensation of the credits.

6.3. Extinction. The termination of any of the Project Contracts will result in the termination of all Project Contracts for the same project, applying the rules provided for therein in the cases of extinction. For the purposes of this Agreement, it is appropriate among the Parties that the termination of any of the Project Agreements for the reasons for payment of penalty (as described in each of the Project Agreements), shall grant the Defaulting Party the right to terminate all Project Agreements under the same project, at its discretion, with the respective application of the penalties provided for in each of the respective Project Agreements.

6.3.1. They also constitute a condition for immediate termination of contracts if the CONTRACTOR fails to observe the following time frames necessary for the full viability of the Distributed Generation project for the benefit of the CONTRACTING PARTY: (i) up to the 4th (fourth) month from the date of signing the contract must prove the purchase of equipment and start of works; (i) until the 6th (sixth) month from the date of signature of the Property and Equipment Rental Agreement, you must obtain an access opinion for connection with the local distributor; (iii) until the 6th (sixth) month from the date of signing this contract, the plant must be in full operation, with an injection capacity of 100% of the CONTRACTED power (including the connection with the distributor), and the evolution of work must be reported monthly to the CONTRACTING PARTY.

6.4. Minimum Generation: If the generation verified in the period of 12 (twelve) months (calculated from January to December) is less than 90% (ninety percent) of the contracted value (project value), the contract may have its volume revised and the allocation of units changed at the CONTRACTING PARTY 's discretion, without prejudice to the possibility of termination of contracts and termination of the Distributed Generation project without any burden to the CONTRACTING PARTY.

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6.5. Fine by Resolution in the Pre-operational phase: If the Company does not comply with any of its obligations, preventing the implementation of the Project, the contracts may be resolved, being due the PRE-OPERATIONAL RESOLUTION FINE equivalent to 03 (three) months of the economic benefit of the CONTRACTING PARTY, if the distributed generation project had been implemented in accordance with the schedule agreed between the Parties, and the penalty has application and limitation in all contracts concluded between the Parties.

7.	OF THE CONTRACTUAL ASSIGNMENT

7.1. Neither Party may assign or transfer to third parties, in whole or in part, its rights and obligations arising out of this Agreement, without express and written agreement of the other Party.

7.2. Immediately, the parties agree that LESSOR may assign in full the rights and obligations assumed in this Agreement to ENERGEA GERACAO DISTRIBUIDA DE ENERGIA DO BRASIL S.A., a legal entity governed by private law registered incnpj under n. 24.103.761/0001-37, or other company of the same economic group of this.

8.	CONFIDENTIALITY

8.1. The Parties acknowledge that, during the term and performance of this Agreement, they shall have access to confidential information of the other Party and therefore undertake, for the duration of this Agreement and after the expiry of this Agreement, to:

(a) maintain absolute secrecy about any and all confidential information of the other Party, obtained as a result of the negotiations that resulted in this Agreement and/or the course of its execution, and undertakes not to disclose it to any person other than the team involved in the activities relating to the Project Agreements, without the prior and express authorization of the other Party, except in the event of request by competent authority, in which case it shall comply with the provisions of Clause 8.6;

(b) not use the information considered confidential in any case not related to the execution of the contracted object and take all necessary measures to prevent unauthorized exposure or use of confidential information by persons not prior and expressly authorized in writing by the other Party; And

(c) immediately inform the other Party of any unauthorized uses or exposures of confidential information, contributing to its best efforts to curb such uses or unauthorized exposure of its confidential information.

8.2. The Parties undertake to keep and protect all documents made available, within the strictest control, reliability and security regime, and shall be used, solely and exclusively, in strict compliance with and execution of the clauses and conditions established in this Agreement and in the other Project Agreements. For the purposes of this Agreement, the Parties shall apply to the custody and security of such documents the same degree of confidentiality and protection that would be expected in relation to the documents and information owned by them and shall return them to the other Party immediately in the event of termination of this Agreement for any reason.

8.3. For the purposes of this Agreement, Confidential information, inventions, discoveries, ideas, concepts, know-how, techniques, methodologies, designs, specifications, drawings, diagrams, models, samples, data, statistical results, algorithms, source codes, computer programs, disks, floppy disks, tapes, storage media in general, marketing plans, and other technical, strategic, operational, technological, financial or commercial and industrial property information are considered; not excluding others, including verbal, not mentioned herein, of similar private content and restricted knowledge or arising from the expertise of each Party.

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8.4. Confidential information shall not be considered: (i) those already in the public domain; (ii) information received from another source, provided that this source is not in breach of any obligation of confidentiality upon disclosure of such information, (iii) that information disclosed by reason of a court order or legal determination, (iv) that is already known to the Party before it was disclosed, or (v) has its disclosure approved in writing by the Party holding it.

8.5. The confidentiality and confidentiality obligations set forth in the above clause shall bind the Parties during the term of this Agreement and shall continue in the event of termination, regardless of the reason for which it may occur, for a period of 02 (two) years. Failure to comply with such obligations by one of the Parties, without the express written permission of the other party, shall enable the immediate termination of this Agreement with the appropriate penalties and without prejudice to liability for the losses and damages proven to be caused to the party and/or to third parties, and the criminal liability to which its administrators will be liable for breach of confidentiality.

8.6. The Receiving Party shall be obliged to obtain the prior and express consent of the Disclosing Party for the eventual disclosure and/or publication of any reports, illustrations, interviews or details relating to the subject matter of this Agreement. If the Receiving Party is required by law, regulation, court order or government authorities empowered to disclose any Confidential Information, the Receiving Party shall immediately communicate to the Disclosing Party, in writing and prior to such disclosure, so that the Disclosing Party may seek a court order or other remedy from the appropriate authority that prevents disclosure. The Disclosing Party undertakes to cooperate with the Receiving Party in obtaining such court order or other remedy that prevents disclosure. The Disclosing Party also agrees that if the Disclosing Party fails to comply with the obligation to disclose the Confidential Information, it will disclose only the portion of the Confidential Information that is being legally required and that it will do its best to obtain reliable assurances that confidential treatment of the requested Confidential Information will be given confidentially.

8.7. The Parties shall be held broadly liable for any damage arising from the breach of confidentiality or confidentiality to which it gives cause relating to all information of the other Party to which its employees or agents have access during the execution of the Project Agreements, such as the client portfolio, deadlines, product information, posture and fiscal and financial strategies , considering serious injury the fact that any third party, including competitors, suppliers or customers of the Parties, has access to such information;

9.	ANTI-CORRUPTION OBLIGATIONS

9.1. Each Party declares that it knows the terms of Brazilian anti-corruption and anti-bribery laws, including, but not limited to, Law No.: 12,846/2013 and that:

(a) adopts all necessary measures in accordance with good commercial practices in an ethical manner and in accordance with the applicable legal provisions, to prevent any fraudulent activity by you (including your shareholders, directors, directors and employees) and/or any suppliers, agents, contractors, subcontractors and/or your employees with respect to the receipt of any resources from your suppliers and service providers, and it is certain that if you identify any situation that may affect your relationship with the other Party,you will give immediate notice to the other Party and take all necessary action;

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(b) declares that you have not made or has promised to make, in connection with the operations provided for in the Agreement, or any other business transactions that are involved, any payment or transfer of funds, directly or indirectly, to any governmental authority or public official; any political party, party authority or official candidate; to any director, director, employee or representative of any effective or potential client; to any shareholder, board member, director and employee; or any other person or organization, if such payment or transfer represents a violation of the laws of the country in which it is made;

(c) declares that it does not offer or agree to give any employee, agent, employee or agent any bonus, commission or other amount in any capacity as induction or reward for practicing, failing to practice, having performed any act to promote business by fraudulent or unlawful means and formalize contracts with suppliers and service providers; And

(d) undertakes to implement continuous improvements in effective controls in the prevention and detection of non-compliance with the Anti-Corruption Rules and the requirements set forth in this instrument.

10.	GENERAL PROVISIONS

10.1. This Agreement does not constitute any kind of operating agreement, joint venture or association between the Parties, and it is certain that: (a) the Parties, including the companies that are part of the CONTRACTING PARTY, are wholly independent of each other; and (b) no provision of this Agreement shall be construed as creating any corporate, labor or tributary relationship between the Parties or their representatives.

10.2. If the Parties choose to implement new distributed generation projects, the Parties shall enter into an additive term to this Agreement to include the contracts for the new projects in Annex I.

10.3. This Agreement is entered into in an irrevocable and irrevocable manner, obliging the Parties, as well as their successors and assigns to any title. The Parties and their successors and assigns shall fully comply with the obligations set forth in this Agreement in accordance with applicable rules.

10.4. The declared nullity of any of the clauses or conditions herein agreed shall not result in the invalidity of this Agreement, which shall remain valid and enforceable in all its other terms and conditions. If the alluded illegality, invalidity or unenforceability is of a temporary nature, the device reached shall have its effects suspended until such time as the conflict with applicable law ceases. However, if the alluded illegality, invalidity or unenforceability is of a permanent nature, the Parties, by mutual agreement, shall herein provide a new provision to replace the previous one and preserve the content of the Clause or condition in question.

10.5. The Parties agree that any and all of their obligations assumed or allocated to it pursuant to this instrument are subject to specific protection, in accordance with Article 497 and following, and 536 and following of Federal Law No.: 13,105 of March 16, 2015, hereinafter code of civil procedure.

10.6. The Parties adjust each other's non-exclusives in relation to the subject matter of this Agreement, except for the CONTRACTING PARTY Consumer Units that are part of the Distributed Generation Projects, for which the CONTRACTOR shall be exclusive in relation to the subject matter of this Agreement.

10.7. Any notice or other communication from one Party to the other related to the Agreement shall be made in the care of the person indicated below, in writing, in Portuguese, and may be delivered or sent by registered mail, electronic mail (e-mail), facsimile, in any case with formal proof of its receipt.

If for the CONTRACTING PARTY

●	Operational/Maintenance - operacionalcs@casashopping.com;

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If for the CONTRACTOR

●	A/C Alexandre Torres Brandão and Luiz Gil Leão - brandao@alexandria.solar; luiz@alexandria.solar.

10.8. The CONTRACTOR expressly acknowledges that it may not, either by itself or by its directors, employees or agents, sign any document or assume obligations on behalf of the CONTRACTING PARTY or use its trademark without proper authorization.

10.9. The CONTRACTOR expressly declares that it signs this Agreement with the full knowledge and acceptance that this instrument, together with the Project Contracts mentioned in Annex I, were concluded for the purposes of structuring the Energy Compensation System for the CONTRACTING PARTY, each having an autonomous object, but correlated from the point of view of the Obligations of the CONTRACTOR to the CONTRACTING PARTY.

10.10. It is expressly and irrevocably established that the Parties' failure to exercise any rights or powers assisting them under this Agreement, or the tolerance for delays in fulfilling obligations, shall not characterize or affect those rights or powers, which may be exercised at any time and shall not alter the conditions agreed forth in this Agreement.

10.11. This Agreement is recognized by the Parties as an enforceable title, in the form of Article 784,iii of the Code of Civil Procedure, for the purpose of collecting the amounts due.

10.12. No change to the terms of this AGREEMENT shall take effect unless it is made in writing and signed by each Party.

10.13. This AGREEMENT constitutes the entire agreement of the Parties and annuls and supersedes any prior agreements and documents between the Parties, verbal or written, in relation to the same matter and objects treated herein.

10.14. Any delays in meeting the deadlines established or violations of the provisions of this AGREEMENT, by either Party, shall be considered as excluding liability and contractual fines, if they result from force majeure and/or fortuitous event, as provided for in Article 393 of the Brazilian Civil Code, and the Party unable to comply with its obligation shall make notice to the other, in writing and immediately, of the occurrence of its impossibility and respective consequences.

10.15. During the course of the term of this AGREEMENT and in relation to its compliance, all statements shall be expressed in writing, regardless of the silence of the Parties in accordance with any term and/or condition that wishes to apply to it.

10.16. Neither Party may claim ignorance or non-receipt of any communication that has been addressed and addressed in the manner provided for above, and it is certain that none of them may claim ignorance if, having changed addresses, it has not notified the other of such circumstances and the new address.

10.17. This Agreement shall be governed by and construed by the laws of the Federative Republic of Brazil.

11.	FORUM OF ELECTION

11.1. The PARTIES freely elect the Central Forum of the District of the State of Rio de Janeiro, Brazil, to the exclusion of any other, however privileged it may be, to resolve any conflicts and displeasures arising from this instrument.

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Because they are so fair and contracted, the Parties sign this instrument in 3 (two) copies of equal content, together with two (2) undersigned witnesses.

Rio de Janeiro, May 12, 2020.

(Subscription page referring to the Umbrella Contract and Distributed Generation signed between Alexandria Indústria de Geradores S/A and Condomínio Shopping da Habitação - Casashopping)

CONTRACTING PARTY:

Name:	Name:

CONTRACTOR:

Name:	Name:

CONTRACTING PARTY 'S WITNESS:	WITNESS OF THE CONTRACTOR:

Name:	Name:
CPF:	CPF:
RG:	RG:

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Annex I - Relationship and Copy of the contracts that are part of the Distributed Generation Projects.

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Annex II - Reference list of Consumer Units.

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Annex III - Communication on the Availability of DGSs.

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